UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: September 2020 (Report No. 4)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Special General Meeting of Shareholders, Proxy Statement, Proxy Card and Voting Instruction Card for the Special General Meeting of Shareholders of the Company to be held on Friday, October 16, 2020 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on Monday, September 28, 2020, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

Exhibits No.
99.1	Notice and Proxy Statement for the Special General Meeting to be held on October 16, 2020.

99.2	Proxy Card for the Special General Meeting to be held on October 16, 2020.

99.3	Voting Instruction Card for the Special General Meeting to be held on October 16, 2020 (ADS Holders).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: September 25, 2020	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Financial Officer

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